ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification

Close associate to Geir Aarseth, SVP in Orkla has bought 200 shares in Orkla ASA at an average share price of NOK 97.95.

After this transaction, Geir Aarseth and his close associates own 7,630 shares and 30,000 options in Orkla ASA.

Orkla ASA
Oslo, 10 May 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

dw 5/22

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification – Photocure

Orkla ASA has today bought 97,200 shares in Photocure. After this transaction Orkla owns 1,196,928 shares in Photocure, which represents 5.42 % of the share capital.

Orkla ASA,
Oslo 9 May 2007

Contact:
Siv M. Skorpen Brekke, Investor Relations, Tel: +47 2254 4455

END